UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

Commission File Number 001-36487

Atlantica Sustainable Infrastructure plc
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant’s name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel: +44 203 499 0465

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

 FY 2022 Earnings Presentation  March 1, 2023

 DISCLAIMER  Forward Looking Statements  This presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "could," "estimate," "expect,“, "guidance," "intend," "may," "plan," "potential," "predict," "should" or "will" or the negative of such terms or other similar expressions or terminology.  By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.  Investors should read the section entitled "Item 3.D.—Risk Factors" and the description of our segments and business sectors in the section entitled "Item 4.B. Information on the Company—Business Overview", each in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.  Forward-looking statements include, but are not limited to, statements relating to: expected value; new investments and projects, including the ones committed or earmarked for investment in 2023, projects currently under construction or expected to start construction, as well as statements with respect to our pipeline and expected combined output capacity; our focus on North America supported by the Inflation Reduction Act in the U.S. ; our anticipated exposure to current market risks, including the potential impact from foreign exchange rates and interest rates on cash available for distribution (“CAFD”); the impact from potential caps on market prices on the net value of our assets; taxes on electricity companies in Spain; equity investments; CAFD estimates, including per currency, geography, sector and escalation factors; net corporate leverage based on CAFD estimates; debt refinancing; the quality of our off-takers and the performance of our long-term contracts; self-amortizing project debt structure and debt reduction; the use of non-GAAP measures as a useful tool for investors; the possibility to extend asset life; dividends; achievement of environmental, social and governance goals; and various other factors, including those factors discussed under “Item 3.D.—Risk Factors” and “Item 5.A.—Operating Results” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC.  The CAFD, Adjusted EBITDA and other guidance referred to in this presentation are estimates as of March 1, 2023. These estimates are based on assumptions believed to be reasonable as of the date Atlantica Sustainable Infrastructure plc (“Atlantica”, the “Company”, “we” or “us”) published its 2022 Financial Results. We disclaim any current intention to update such guidance, except as required by law.   Non-GAAP Financial Measures  This presentation also includes certain non-GAAP financial measures, including Adjusted EBITDA, CAFD and CAFD per share. Non-GAAP financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Please refer to the appendix of this presentation for a reconciliation of the non-GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS as well as the reasons why management believes the use of non-GAAP financial measures (including CAFD, CAFD per share and Adjusted EBITDA) in this presentation provides useful information to investors.  In our discussion of operating results, we have included foreign exchange impacts in our revenue and Adjusted EBITDA growth. The constant currency presentation is not a measure recognized under IFRS and excludes the impact of fluctuations in foreign currency exchange rates. We believe that constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue and Adjusted EBITDA using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to be a substitute for recorded amounts presented in conformity with IFRS as issued by the IASB nor should such amounts be considered in isolation.

 Key Messages  Revenue and Adjusted EBITDA year-over-year growth of 2.9%1 and 1.5%1 on a comparable basis  Compared to the year 2021, on a constant currency basis and adjusted for the consolidation of a non-recurrent Rioglass solar project in the year 2021.  +5.5% year-over-year CAFD growth in 2022 up to $237.9 million  2023 CAFD guidance established at $235M-$260M  +16.0% Operating Cash Flow year-over-year growth up to $586.3 million  Attractive growth opportunities including ~$165-185 million in investments already committed or earmarked for 2023

 1. Financial Results  FY 2022 Results Presentation

 ∆   Excluding FX impact & non-recurrent project   US$ in million (except CAFD per share)  2022  2021  ∆ Reported  Revenue  1,102.0  1,211.7  (9.1)%  Adjusted EBITDA  797.1  824.4  (3.3)%  CAFD  237.9  225.6  5.5%  CAFD per share2  2.07  2.03  2.1%  HIGHLIGHTS  5.5% CAFD Growth in 2022  Compared to 2021, on a constant currency basis and adjusted for the consolidation of a non-recurrent Rioglass solar project in 2021.  CAFD per share is calculated by dividing CAFD for the year by the weighted average number of shares for the year (see reconciliation on page 32).  2.9%1  1.5%1

 HIGHLIGHTS  Performance by Region and Sector  WATER  2022  2021  ∆  53.8  53.9  0%  36.5  38.2  (4)%  RENEWABLES  US$ in million  2022  2021  ∆  ∆   Excl. FX impact & non- recurrent project1  Revenue  821.4  928.5  (12)%  +4%  Adjusted EBITDA  588.0  602.6  (2)%  +4%  EFFICIENT NAT. GAS & HEAT  2022  2021  ∆  113.6  123.7  (8)%  84.6  100.0  (15)%  TRANSMISSION LINES  2022  2021  ∆  113.2  105.6  +7%  88.0  83.6  +5%  By Sector  EMEA  NORTH AMERICA  US$ in million  2022  2021  ∆  Revenue  405.1  395.8  +2%  Adjusted EBITDA  310.0  311.8  (1%)  SOUTH AMERICA  2022  2021  ∆  ∆ Excl. FX impact & non- recurrent project1  530.5  660.9  (20)%  +2%  360.6  393.0  (8)%  +2%  By Region  2022  2021  ∆  166.4  155.0  +7%  126.5  119.6  +6%  Compared to 2021, on a constant currency basis and adjusted for the consolidation of a non-recurrent Rioglass solar project in 2021.

 Includes 49% of Vento II production since its acquisition. Includes curtailment in wind assets for which we receive compensation.   Represents total installed capacity in assets owned or consolidated at the end of the year, regardless of our percentage of ownership in each of the assets, except for Vento II, for which we have included our 49% interest.  GWh produced includes 30% share of the production from Monterrey.  Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.  Includes 43 MW corresponding to our 30% share in Monterrey and 55 MWt corresponding to thermal capacity from Calgary District Heating.  WATER  RENEWABLES  TRANSMISSION LINES  EFFICIENT NATURAL GAS & HEAT  2022  2021  Availability4  102.3%  97.9%  Mft3 in operation2  17.5  17.5  2022  2021  GWh produced1  5,319  4,655  MW in operation2  2,121  2,044  2022  2021  GWh produced3  2,501  2,292  Availability4  98.9%  100.6%  MW in operation5  398  398  2022  2021  Availability4  100.0%  100.0%  Miles in operation  1,229  1,166  KEY OPERATIONAL METRICS  Steady Operational Performance

 Consolidated cash as of December 31, 2022, decreased by $21.7 million vs December 31, 2021, including FX translation differences of $(15.6) million.  CASH FLOW  Operating Cash Flow  US$ in million   2022  2021  Adjusted EBITDA  797.1  XX  824.4  Share in Adjusted EBITDA of unconsolidated affiliates  (45.8)  (31.1)  Net interest and income tax paid  (277.3)  (342.3)  Changes in working capital   78.8  )  (3.1)  Non-monetary adjustments and other  33.5  57.7  OPERATING CASH FLOW  586.3  505.6   Acquisitions of subsidiaries and entities under the equity method and investments in assets under development and construction  (87.3)  (369.5)   Distributions from entities under the equity method & other   29.9  18.3  INVESTING CASH FLOW  (57.4)  (351.2)  FINANCING CASH FLOW   (535.0)  (380.1)  Net change in consolidated cash1  (6.1)  (225.7)  +16.0%

 Net debt corresponds to gross debt including accrued interest less cash and cash equivalents.  Net corporate debt is calculated as long-term corporate debt plus short-term corporate debt minus cash and cash equivalents at Atlantica’s corporate level.  Net project debt is calculated as long-term project debt plus short-term project debt minus cash and cash equivalents at the consolidated project level.  Net corporate leverage is calculated as net corporate debt divided by 2022 CAFD before corporate debt service. CAFD pre-corporate debt service is calculated as CAFD plus corporate debt interest paid by Atlantica.  US$ in million  As of Dec. 31,  2022  As of Dec. 31,  2021  Net Corporate Debt2  956.4  934.8  Net Project Debt3  4,012.9  4,501.8  Net Corporate debt / CAFD pre corporate debt service4  3.4x  NET DEBT  Net Corporate Debt to CAFD pre corporate interest at 3.4x  Net Debt Position1

 Climate Change “A List”  Leadership  S&P Global   Sustainability Yearbook  2023  GHG Emissions Reduction  Approved Science-Based GHG Emissions Reduction Target  Recipient of the Terra Carta Seal  c  3rd consecutive year  2nd consecutive year  2nd consecutive year  Utility Industry Top Rated  ESG Risk Rating  ESG  Our Efforts on ESG Continue to be Recognized  Climate Change “A List”  Leadership  Climate Change “A List”  Leadership  New  3rd consecutive year  3rd consecutive year  Ranked among World's 100 Most Sustainable  Corporations  Bloomberg   Gender-Equality Index  Equal and inclusive workplaces  GRESB Infrastructure Public Disclosure A Rating   Ranked 1st. Best performer

 2. 2023 Outlook and Growth  FY 2022 Results Presentation

 GROWTH UPDATE  $165-185 Million Already Committed or Earmarked for 2023  Already Committed or Earmarked for 2023  $165-185M1  Coso Batteries 1  Batteries US  $40-50M  PV  $80-85M  Expansion of our existing lines  Transmission  $18-20M  Storage, our first hydrogen project2 & others  Others  $25-30M  North America, South America & Europe  Estimation of equity already invested, committed or earmarked for investment in 2023 in projects currently under construction or expected to start construction in 2023, including expansions and repowerings.  10 MW PV and hydrogen electrolyzer and equipment. Recently won a $6.5 million grant. Most of the investment is expected in 2024-2025.

 790  235  850  260  2023E Guidance1  Range in $ Millions  Adjusted EBITDA2  CAFD   -  -  See “Disclaimer – Forward Looking Statements”. See reconciliation of 2023E Guidance on page 33.   Adjusted EBITDA guidance includes a negative non-cash adjustment for approximately $60.2 million corresponding to the difference between billings and revenue in assets accounted for as concessional financial assets, primarily related to ACT, a negative non-cash provision of up to $65.5 million related to electricity market prices in Spain and a positive non-cash adjustment of $58.4 million corresponding to U.S. cash grants.  2023 TARGETS  2023E Target Guidance

 Appendix  FY 2022 Results Presentation

 CURRENCY  SECTOR  GEOGRAPHY  Based on CAFD estimates for the 2023-2026 period as of March 1, 2023, for the assets as of December 31, 2022, including assets that have reached COD before March 1, 2023. See “Disclaimer – Forward Looking Statements”.  Euro denominated cash flows from Spanish assets, net of euro-denominated corporate interest payments and general and administrative expenses, are hedged through currency options on a rolling basis 100% for the next 12 months and 75% for the following 12 months.  Based on weighted outstanding debt as of December 31, 2022.  of interest rates in project debt are fixed or hedged3  90  Denominated  in USD or hedged2%  >  70% Renewable  15% Eff. Natural Gas & Heat  12% Transmission Lines   3% Water  40% North America  34% Europe  18% South America   8% RoW  SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO  Portfolio Breakdown Based on Estimated CAFD1  INTEREST RATES  ~92%

FY 2022 Earnings Presentation

Atlantica Sustainable Infrastructure

RISK MITIGATION STRATEGY

Limited Exposure to Market Risks

Limited Impact from Euro FX on CAFD

- **Natural hedge: distributions of assets in Europe are partially offset with corporate interest and corporate G&A paid in euros**
- **The resulting net euro exposure is hedged through currency options on a rolling basis:** 100% for the next 12 months and 75% for the following 12 months
- **After month 24: ~2% potential impact on CAFD calculated as the difference of net euro exposure converted at current rate reduced by 5% and at average hedged rate for 2023[1]**

~50% of the Portfolio with Indexed Revenue



32%
15%
53%
Escalation Factors[2]

- **32%** Indexed to inflation or formula based on inflation
- **15%** Indexed to a fixed number
- **53%** Not indexed

Interest Rate Risk Highly Covered

An increase of 100bp in reference interest rates would have an impact on CAFD of ~1.5%[3]

Regulated Assets in Europe

- **No expected impact from potential caps on market prices on the net value of our assets**
- **No material impact expected from taxes announced on energy companies**

(1) Calculated as the average net euro exposure expected for the years 2023-2026 multiplied by the difference between our average euro/dollar hedged rate for 2023 and the euro/dollar rate as of February 24, 2023, reduced by 5% and dividing the result by the midpoint CAFD 2023 Guidance.
(2) Calculated as percentage of Adjusted EBITDA for the year 2022.
(3) Expected annual impact calculated on outstanding debt as of December 31, 2022, with interest rates as of December 31, 2022, divided by the midpoint CAFD 2023 Guidance.

17

FY 2022 Earnings Presentation

Atlantica
Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Financials by Quarter (1/2)

Key Financials US$ in thousands	2020	1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22	4Q22	2022
Revenue	**1,013,260**	**268,178**	**342,997**	**329,244**	**271,331**	**1,211,749**	**247,452**	**307,832**	**303,121**	**243,624**	**1,102,029**
Adjusted EBITDA	**796,123**	**171,249**	**232,985**	**229,846**	**190,307**	**824,388**	**173,626**	**228,678**	**228,336**	**166,459**	**797,100**
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates	(14,468)	(3,298)	(4,295)	(8,451)	(15,013)	(31,057)	(14,202)	(15,988)	(7,387)	(8,192)	(45,769)
Non-monetary items	(43,943)	(6,834)	8,625	33,675	20,346	55,809	10,413	10,940	10,839	(4,196)	27,996
Accounting provision for electricity market prices in Spain	*(22,311)*	*(659)*	*11,643*	*41,582*	*24,489*	*77,055*	*7,141*	*10,585*	*10,507*	*(2,980)*	*25,253*
Difference between billings and revenue in assets accounted for as concessional financial assets	*43,344*	*8,501*	*11,659*	*6,771*	*11,959*	*38,890*	*18,169*	*15,050*	*14,978*	*13,434*	*61,630*
Income from cash grants in the US	*(58,868)*	*(14,678)*	*(14,678)*	*(14,678)*	*(14,678)*	*(58,711)*	*(14,897)*	*(14,695)*	*(14,645)*	*(14,650)*	*(58,888)*
Other non-monetary items	*(6,108)*	-	-	-	*(1,424)*	*(1,424)*	-	-	-	-	-
Maintenance Capex	(4,618)	(3,278)	(1,098)	(246)	(13,100)	(17,722)	(2,844)	(3,614)	(7,283)	(4,847)	(18,588)
Dividends from unconsolidated affiliates	22,246	8,799	4,431	11,385	10,268	34,883	31,870	11,921	12,411	11,493	67,695
Net interest and income tax paid	(287,239)	(30,872)	(132,857)	(45,301)	(133,234)	(342,263)	(16,546)	(112,705)	(32,885)	(115,148)	(277,284)
Changes in other assets and liabilities	4,140	35,459	(1,699)	(11,873)	21,806	43,696	(5,588)	6,415	52,186	49,885	102,896
Deposits into/withdrawals from debt service accounts[1]	90,433	(29,639)	17,229	(8,456)	23,595	2,729	11,805	8,020	(20,503)	33,696	33,018
Change in non-restricted cash at project companies[1]	(78,618)	(71,162)	47,730	(89,947)	115,588	2,209	(103,116)	51,501	(135,718)	125,662	(61,672)
Dividends paid to non-controlling interests	(22,944)	(4,215)	(7,395)	(11,717)	(4,807)	(28,134)	(6,221)	(9,800)	(10,421)	(12,767)	(39,209)
Principal amortization of indebtedness net of new indebtedness at projects	(260,422)	(14,972)	(104,999)	(40,336)	(158,684)	(318,991)	(24,789)	(112,427)	(27,912)	(183,183)	(348,311)
Cash Available For Distribution (CAFD)	**200,691**	**51,237**	**58,657**	**58,580**	**57,073**	**225,547**	**54,407**	**62,941**	**61,662**	**58,862**	**237,872**
Dividends declared[2]	173,494	47,643	47,807	48,493	49,479	193,422	50,202	51,332	51,645	51,645	204,824
# of shares[3]		110,797,738	111,178,846	111,477,263	112,451,438		114,095,845	115,352,085	116,055,126	116,055,126	
DPS (in $ per share)	**1.67**	**0.43**	**0.43**	**0.435**	**0.44**	**1.735**	**0.44**	**0.445**	**0.445**	**0.445**	**1.775**

(1) "Deposits into/ withdrawals from restricted accounts" and "Change in non-restricted cash at project level" are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period. Prior periods have been recalculated to conform to this presentation.
(2) Dividends are paid to shareholders in the quarter after they are declared.
(3) Number of shares outstanding on the record date corresponding to each dividend, except the shares issued under the ATM program between the dividend declaration date and the dividend record date.

18

FY 2022 Earnings Presentation

Atlantica
Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Financials by Quarter (2/2)

US$ in million **Debt Details**	**2020**	**1Q21**	**2Q21**	**3Q21**	**4Q21**	**2021**	**1Q22**	**2Q22**	**3Q22**	**4Q22**	**2022**
Project Debt	5,237.6	5,200.2	5,374.2	5,278.9	5,036.2	5,036.2	5,037.0	4,735.5	4,621.9	4,553.1	4,553.1
Project Cash	(533.3)	(624.6)	(603.1)	(685.0)	(534.4)	(534.4)	(625.9)	(545.1)	(675.8)	(540.2)	(540.2)
Net Project Debt	**4,704.3**	**4,575.6**	**4,771.1**	**4,593,9**	**4,501.8**	**4,501.8**	**4,411.1**	**4,190.4**	**3,946.1**	**4,012.9**	**4,012.9**
Corporate Debt	993.7	965.3	1,025.1	1,030.1	1,023.1	1,023.1	1,056.1	1,000.1	955.5	1,017.2	1,017.2
Corporate Cash	(335.2)	(434.2)	(83.2)	(78.6)	(88.3)	(88.3)	(113.1)	(123.1)	(105.8)	(60.8)	(60.8)
Net Corporate Debt	**658.5**	**531.1**	**941.8**	**951.5**	**934.8**	**934.8**	**943.0**	**877.0**	**849.7**	**956.4**	**956.4**
Total Net Debt	**5,362.8**	**5,106.7**	**5,713.0**	**5,545.1**	**5,436.6**	**5,436.6**	**5,354.1**	**5,067.4**	**4,795.8**	**4,969.3**	**4,969.3**
Net Corporate Debt / CAFD pre corporate interests[1]	**3.0x**	**2.6x**[2]	**3.4x**	**3.5x**	**3.5x**	**3.5x**	**3.3x**	**3.1x**	**3.0x**	**3.4x**	**3.4x**

(1) Ratios presented are the ratios shown on each earnings presentation relating to such period.
(2) Net corporate debt as of March 31, 2021, was calculated pro-forma including the payment of $170 million for the Coso investment ($130 million equity investment paid in April 2021 and additional $40 million paid in July 2021 to reduce debt).

19

FY 2022 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Segment Financials by Quarter

Revenue US $ in thousands	2020	1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22	4Q22	2022
by Geography											
NORTH AMERICA	330,921	60,585	118,216	129,860	87,114	395,775	74,304	124,968	124,423	81,352	405,047
SOUTH AMERICA	151,460	38,308	40,043	38,778	37,856	154,985	38,528	39,804	44,217	43,892	166,441
EMEA	530,879	169,285	217,726	160,606	146,361	660,989	134,620	143,060	134,481	118,380	530,541
by Business Sector											
RENEWABLES	753,089	199,679	271,945	254,132	202,768	928,525	182,101	238,234	232,423	168,619	821,377
EFFICIENT NAT. GAS & HEAT	111,030	28,408	30,097	35,019	30,168	123,692	25,327	28,091	28,526	31,647	113,591
TRANSMISSION LINES	106,042	26,614	26,975	26,840	25,251	105,680	26,620	28,234	28,425	29,994	113,273
WATER	43,099	13,477	13,979	13,253	13,143	53,852	13,404	13,273	13,747	13,364	53,788
Total Revenue	**1,013,260**	**268,178**	**342,996**	**329,244**	**271,331**	**1,211,749**	**247,452**	**307,832**	**303,121**	**243,624**	**1,102,029**

Adjusted EBITDA	2020	1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22	4Q22	2022
by Geography											
NORTH AMERICA	279,365	40,287	94,574	108,500	68,442	311,803	58,266	102,913	96,981	51,828	309,988
SOUTH AMERICA	120,023	29,943	30,279	30,404	28,921	119,547	29,129	29,715	36,236	31,471	126,551
EMEA	396,735	101,019	108,133	90,942	92,944	393,038	86,231	96,051	95,118	83,161	360,561
by Business Sector											
RENEWABLES	576,285	117,036	177,995	169,830	137,722	602,583	122,223	174,606	173,022	118,165	588,016
EFFICIENT NAT. GAS & HEAT	101,006	23,182	24,039	29,166	23,548	99,935	21,699	22,315	22,794	17,752	84,560
TRANSMISSION LINES	87,272	21,203	21,319	21,721	19,392	83,635	20,523	22,656	23,047	21,784	88,010
WATER	31,560	9,828	9,633	9,129	9,645	38,235	9,181	9,102	9,473	8,758	36,514
Total Adjusted EBITDA	**796,123**	**171,249**	**232,985**	**229,846**	**190,307**	**824,388**	**173,626**	**228,678**	**228,336**	**166,459**	**797,100**

20

FY 2022 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Key Performance Indicators

Capacity in operation (at the end of the period)		2020	1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22	4Q22	2022
RENEWABLES[1]	(MW)	1,551	1,591	2,018	2,022	2,044	2,044	2,044	2,048	2,121	2,121	2,121
EFFICIENT NAT. GAS & HEAT[2]	(MW)	343	343	398	398	398	398	398	398	398	398	398
TRANSMISSION LINES	(Miles)	1,166	1,166	1,166	1,166	1,166	1,166	1,229	1,229	1,229	1,229	1,229
WATER[1]	(Mft³/day)	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5	17.5

Production / Availability		2020	1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22	4Q22	2022
RENEWABLES[3]	(GWh)	3,244	606	1,377	1,477	1,195	4,655	1,094	1,554	1,507	1,164	5,319
EFFICIENT NAT. GAS & HEAT	(GWh)[4]	2,574	542	501	622	627	2,292	625	626	647	603	2,501
	(availability %)[5]	102.1%	98.3%	100.1%	101.1%	103.0%	100.6%	100.3%	99.9%	101.1%	95.1%	98.9%
TRANSMISSION LINES	(availability %)[5]	100.0%	100.0%	99.9%	100.0%	100.0%	100.0%	99.9%	99.9%	100.0%	100.0%	100.0%
WATER	(availability %)[5]	100.1%	97.5%	101.9%	99.8%	91.9%	97.9%	104.5%	99.9%	103.3%	101.4%	102.3%

(1) Represents total installed capacity in assets owned or consolidated at the end of the period, regardless of our percentage of ownership in each of the assets, except for Vento II, for which we have included our 49% interest.
(2) Includes 43 MW corresponding to our 30% share in Monterrey and 55 MWt corresponding to thermal capacity from Calgary District Heating since May 14, 2021.
(3) Includes 49% of Vento II production since its acquisition. Includes curtailment in wind assets for which we receive compensation.
(4) GWh produced includes 30% share of the production from Monterrey.
(5) Availability refers to the time during which the asset was available to our client totally or partially divided by contracted or budgeted availability, as applicable.

21

FY 2022 Earnings Presentation

Atlantica Sustainable Infrastructure

HISTORICAL FINANCIAL REVIEW

Capacity Factors

Historical Capacity Factors[1]		2020	1Q21	2Q21	3Q21	4Q21	2021	1Q22	2Q22	3Q22	4Q22	2022
SOLAR												
	US	27.1%	18.0%	38.6%	31,0%	17.0%	26.1%	17.2%	39.1%	32.4%	16.6%	26.3%
	Chile[2]	32.0%	28.4%	20.9%	20.6%	25.8%	23.9%	25.3%	20.4%	24.6%	28.8%	24.8%
	Spain	16.8%	9.1%	24.8%	29.6%	10.7%	18.6%	7.3%	23.6%	27.9%	5.8%	16.2%
	Italy	-	-	-	18.6%	8.3%	16.5%	12.7%	19.7%	20.0%	9.2%	15.4%
	Kaxu	27.3%	38.9%	26.9%	20.2%	48.4%	33.6%	36.9%	27.2%	28.8%	44.6%	34.4%
WIND												
	US	-	-	-	21.6%	35.4%	28.3%	38.1%	35.6%	20.3%	34.8%	32.2%
	Uruguay[3]	39.7%	32.6%	38.3%	38.2%	38.3%	36.9%	34.5%	27.7%	38.2%	41.8%	35.6%

(1) Capacity factor ratio represents actual electrical energy output over a given period of time divided by the maximum possible electrical energy output assuming continuous operation at full nameplate capacity over that period. Historical Capacity Factors are calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operations.
(2) Includes Chile PV 1 since Q2 2020, Chile PV 2 since Q1 2021 and Chile PV 3 since Q3 2022.
(3) Includes curtailment production in wind assets for which we receive compensation.

22

 Exchange rates as of December 31, 2022 (EUR/USD = 1.0705) and December 31, 2021 (EUR/USD = 1.1370).  Restricted cash is cash which is restricted generally due to requirements of certain project finance agreements.  US $ in million1  As of Dec. 31  2022  As of Dec. 31  2021  Corporate cash at Atlantica  60.8  88.3  Existing available revolver capacity  385.1  440.0  Total Corporate Liquidity  445.9  528.3  Cash at project companies  540.2  534.4   - Restricted2  207.6  254.3   - Other  332.6  280.1  LIQUIDITY  Liquidity Position

FY 2022 Earnings Presentation

Atlantica
Sustainable Infrastructure

LIQUIDITY AND DEBT MATURITIES SUMMARY

Healthy Balance Sheet and Strong Liquidity

Strong Liquidity and No Significant Corporate Debt Maturities in the Short-term

Corporate Liquidity

~$446 million

Corporate Debt Maturities[1]

~4.2 years average maturity[2] of current corporate debt


500
400
300
200
100
0
446
61
Corporate Liquidity 3
Corp. Cash @ 31/12/22 4
17
39
110
309
147
395
2023
2024
2025
2026
2027
2028

- **Revolving Credit Facility's** total limit is $450 million, of which **$385.1 million was available** as of December 31, 2022
- **$445.9 million** available **liquidity**, out of which $60.8 million was corporate cash as of Dec. 31, 2022

(1) Corporate Debt is the indebtedness where Atlantica Sustainable Infrastructure plc. is the primary obligor.
(2) Corporate Debt Maturities as of December 31, 2022.
(3) Corporate Liquidity means cash and cash equivalents held a Atlantica Sustainable Infrastructure plc. level plus available capacity under the Revolving Credit Facility as of December 31, 2022.
(4) Corporate Cash corresponds to cash and cash equivalents held at Atlantica Sustainable Infrastructure plc.

24

 Key principle: non-recourse project financing in ring-fenced subsidiaries  100% project debt self-amortizing progressively before the end of the contracted life  Low interest rate risk, with +93% of interest rates fixed or hedged  ~$2bn planned debt reduction in the next 5 years1  FINANCING   Self-Amortizing Project Debt Structure  Project debt amortization schedule as of December 31, 2022. Does not include new project debt.

 Weighted Average Life  Project debt term  PPAs with predefined prices for ~14 years on average1   Refinancing opportunities could increase CAFD in earlier years  Possibility to extend life in many assets (excluding   ATN and ATS)  Tails in most assets after debt amortization  Contract term2  Calculated as weighted average years remaining as of December 31, 2022 based on CAFD estimates for the 2023-2026 period, including assets that have reached COD before March 1, 2023. See “Disclaimer – Forward Looking Statements”.  Regulation term in the case of Spain and Chile TL3.  (3) From the total amount of $211 million project debt, $74 million are progressively repaid following a theoretical 2036 maturity, with a legal maturity in 2027. The remaining $137 million are expected to be refinanced in or before 2027.   LONG-TERM STABLE CASH FLOW  Portfolio of Assets  3

 CORPORATE DEBT DETAILS  Corporate Debt as of December 31, 2022  No significant maturities in the near term  Exchange rates as of December 31, 2022 (EUR/USD = 1.0705).  Amounts include principal amounts outstanding, unless stated otherwise.  As of December 31, 2022, letters of credit with face value in an amount equal to $34.9 million were outstanding and $385.1 million were available under the Revolving Credit Facility. The latter has a total limit of $450 million.  US $ in million1  Maturity  Amounts2  Credit Facilities  (Revolving Credit Facility)3  2024  29.4  (Other facilities)4  2023 – 2026  30.1  Green Exchangeable Notes5  2025  107.0  2020 Green Private Placement6  (€ denominated)  2026  308.4  Note Issuance Facility 20207   (€ denominated)  2027  147.2  Green Senior Notes8  2028  395.1  Total  1,017.2  Other facilities include the Commercial Paper Program, accrued interest payable and other debt.   Senior unsecured notes dated July 17, 2020, exchangeable into ordinary shares of Atlantica, cash, or a combination of both, at Atlantica’s election.  Senior secured notes dated April 1, 2020, of €290 million.  Senior unsecured note facility dated July 8, 2020, of €140 million.  Green Senior Unsecured Notes dated May 18, 2021, of $400 million.

FY 2022 Earnings Presentation

Atlantica Sustainable Infrastructure

INTEREST RATE RISK COVERAGE

93%[1] of Debt Fixed or Hedged[2]

Project Debt

ASSET	INTEREST TYPE	FIXED[1,3]
Solana	Fixed	100%
Mojave	Fixed	100%
Coso	Hedged	100%
Chile PV 1 & 2	Hedged	80%
Palmatir	Fixed	94%
Cadonal	Hedged	88%
Melowind	Hedged	75%
Solaben 2	Hedged	100%
Solaben 3	Hedged	100%
Solacor 1	Hedged	90%
Solacor 2	Hedged	90%
Helioenergy 1	Hedged	99%
Helioenergy 2	Hedged	99%
Helios 1/2	Fixed	100%
Solnova 1	Hedged	90%
Solnova 3	Hedged	90%
Solnova 4	Hedged	90%
Solaben 1/6	Fixed	100%
Kaxu	Hedged	58%
ACT	Hedged	75%
ATN	Fixed	100%
ATS	Fixed	100%
ATN 2	Fixed	100%
Quadra 1 & 2	Hedged	75%
Skikda	Fixed	100%
Tenes	Fixed	100%
Other	Hedged	64%
	Hedged[4]	**43.3%**
	Fixed[4]	**49.0%**
	Total Fixed or Hedged	**92.3%**

Corporate Debt

INSTRUMENT	INTEREST TYPE	DEC. 31, 2022
Revolving Credit Facility (RCF)	Variable	29.4
Green Exchangeable Notes	Fixed	107.0
2020 Green Private Placement	Fixed	308.4
Note Issuance Facility 2020	Hedged (100%)	147.2
Green Senior Notes	Fixed	395.1
Other facilities[5]	Fixed	30.1
Total Outstanding Debt		**1,017.2**
	Hedged[4]	**14.5%**
	Fixed[4]	**82.0%**
	Total Fixed or Hedged	**96.5%**

~96% of Corporate Debt & ~92% of Project Debt fixed or hedged[1]

(1) Calculated as the weighted average of the % of fixed or hedged corporate debt and the % of fixed or hedged project debt based on outstanding balance as of December 31, 2022.
(2) See our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 for additional information on the specific interest rates and hedges.
(3) Percentage fixed or hedged.
(4) Weighted average based on outstanding balance as of December 31, 2022.
(5) Other facilities include the Commercial Paper Program, accrued interest payable and other debt.

28

 Our management believes Adjusted EBITDA, CAFD and CAFD per share are useful to investors and other users of our financial statements in evaluating our operating performance because such measures provide investors with additional tools to compare business performance across companies and across periods. Adjusted EBITDA is widely used by investors to measure a company’s operating performance without regard to items such as interest expense, taxes, depreciation and amortization, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired. Our management believes CAFD and CAFD per share are relevant supplemental measure of the Company’s ability to earn and distribute cash returns to investors and is useful to investors in evaluating our operating performance because securities analysts and other interested parties use such calculations as a measure of our ability to make quarterly distributions. In addition, CAFD and CAFD per share are used by our management team for determining future acquisitions and managing our growth. Our management uses Adjusted EBITDA, CAFD and CAFD per share as measures of operating performance to assist in comparing performance from period to period and aims to use them on a consistent basis moving forward. They also readily view operating trends as a measure for planning and forecasting overall expectations, for evaluating actual results against such expectations, and for communicating with our board of directors, shareholders, creditors, analysts and investors concerning our financial performance. Adjusted EBITDA, CAFD and CAFD per share are widely used by other companies in the same industry.  We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-GAAP financial measures may not be comparable to other similarly titled measures employed by other companies and they may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities. Some of the limitations of these non-GAAP measures are:  they do not reflect our cash expenditures, future requirements for capital expenditures or contractual commitments;   they do not reflect changes in, or cash requirements for, our working capital needs;  they may not reflect the significant interest expense, or the cash requirements necessary, to service interest or principal payments, on our debts;  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future and Adjusted EBITDA, CAFD and CAFD per share do not reflect any cash requirements that would be required for such replacements;  some of the exceptional items that we eliminate in calculating Adjusted EBITDA reflect cash payments that were made, or will be made in the future; and  the fact that other companies in our industry may calculate Adjusted EBITDA, CAFD and CAFD per share differently than we do, which limits their usefulness as comparative measures.  We define Adjusted EBITDA as profit/(loss) for the period attributable to the parent company, after previously adding back loss/(profit) attributable to non-controlling interest, income tax expense, financial expense (net), depreciation, amortization and impairment charges of entities included in our consolidated financial statements and depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership). Until September 30, 2021, Adjusted EBITDA excluded equity of profit/(loss) of entities carried under the equity method and did not include depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro-rata of our equity ownership). Prior periods have been presented accordingly. CAFD is calculated as cash distributions received by the Company from its subsidiaries minus cash expenses of the Company, including debt service and general and administrative expenses. CAFD per share is calculated by dividing CAFD for the year by weighted average number of shares for the year.  NON-GAAP FINANCIAL INFORMATION  Reconciliation of Non-GAAP Measures

 Information presented as the pro-rata share of our unconsolidated affiliates reflects our proportionate ownership of each asset in our property portfolio that we do not consolidate and has been calculated by multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership thereto. Note 7 to our consolidated financial statements as of and for the year ended December 31, 2022 includes a description of our unconsolidated affiliates and our pro rata share thereof. We do not control the unconsolidated affiliates. Multiplying our unconsolidated affiliates’ financial statement line items by our percentage ownership may not accurately represent the legal and economic implications of holding a noncontrolling interest in an unconsolidated affiliate. We include pro-rata share of depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates because we believe it assists investors in estimating the effect of such items in the profit/(loss) of entities carried under the equity method (which is included in the calculation of our Adjusted EBITDA) based on our economic interest in such unconsolidated affiliates. Each unconsolidated affiliate may report a specific line item in its financial statements in a different manner. In addition, other companies in our industry may calculate their proportionate interest in unconsolidated affiliates differently than we do, limiting the usefulness of such information as a comparative measure. Because of these limitations, the information presented as the pro-rata share of our unconsolidated affiliates should not be considered in isolation or as a substitute for our or such unconsolidated affiliates’ financial statements as reported under applicable accounting principles.  NON-GAAP FINANCIAL INFORMATION  Reconciliation of Non-GAAP Measures

FY 2022 Earnings Presentation

RECONCILIATION

Reconciliation of CAFD and Adjusted EBITDA to Profit for the period attributable to the Company

(in thousands of U.S. dollars)	For the three-month period ended December 31		For the year ended December 31	
	2022	2021	2022	2021
Profit/(loss) for the period attributable to the Company	**4,030**	**(11,914)**	**(5,443)**	**(30,080)**
Profit/(loss) attributable to non-controlling interest	(7,922)	7,442	3,356	19,162
Income tax	(22,664)	(6,170)	(9,689)	36,220
Depreciation and amortization, financial expense and income tax expense of unconsolidated affiliates (pro rata of our equity ownership)	7,395	6,954	24,304	18,753
Financial expense, net	86,041	89,470	310,934	340,892
Depreciation, amortization, and impairment charges	99,579	104,525	473,638	439,441
Adjusted EBITDA	**166,459**	**190,307**	**797,100**	**824,388**
Atlantica's pro-rata share of EBITDA from unconsolidated affiliates	(8,192)	(15,013)	(45,769)	(31,057)
Non-monetary items	(4,196)	20,346	27,996	55,809
Accounting provision for electricity market prices in Spain	*(2,980)*	*24,489*	*25,253*	*77,055*
Difference between billings and revenue in assets accounted for as concessional financial assets	*13,434*	*11,959*	*61,631*	*38,890*
Income from cash grants in the US	*(14,650)*	*(14,678)*	*(58,888)*	*(58,711)*
Other non monetary items	-	*(1,424)*	-	*(1,424)*
Maintenance Capex	(4,847)	(13,100)	(18,588)	(17,722)
Dividends from equity method investments	11,493	10,268	67,695	34,883
Net interest and income tax paid	(115,148)	(133,234)	(277,284)	(342,263)
Changes in other assets and liabilities	49,885	21,806	102,896	43,696
Deposits into/ withdrawals from restricted accounts[1]	33,696	23,595	33,018	2,729
Change in non-restricted cash at project level[1]	125,662	115,588	(61,672)	2,209
Dividends paid to non-controlling interests	(12,767)	(4,807)	(39,209)	(28,134)
Debt principal repayments	(183,183)	(158,684)	(348,311)	(318,991)
Cash Available For Distribution	**58,862**	**57,073**	**237,872**	**225,547**

(1) "Deposits into/ withdrawals from restricted accounts" and "Change in non-restricted cash at project level" are calculated on a constant currency basis to reflect actual cash movements isolated from the impact of variations generated by foreign exchange changes during the period.

31

 RECONCILIATION  Reconciliation of Adjusted EBITDA to Net Cash Provided by Operating Activities  (in thousands of U.S. dollars)  For the three-month period ended December 31  For the three-month period ended June 30  For the year ended December 31     2022  2021  2022  2021  Net cash provided by operating activities  70,595  63,683  586,322  505,623   Net interest and income tax paid   115,149  133,234  277,284  342,263  Changes in working capital   (31,027)  (1,451)  (78,805)  3,127  Non-monetary items & other  3,550  (20,172)  (33,470)  (57,682)  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates  8,192  15,013  45,769  31,057  Adjusted EBITDA  166,459  190,307   797,100  824,388  Reconciliation of CAFD to CAFD per share  For the three-month period ended December 31  For the year ended December 31     2022  2021  2022  2021  CAFD (in thousands of U.S. dollars)  58,862  57,073  237,872  225,547  Weighted average number of shares (basic) for the period (in thousands)  116,055  111,777  114,695  111,008  CAFD per share (in U.S. dollars)  0.5072  0.5106  2.0740  2.0318

 RECONCILIATION  Reconciliation of 2023 Target Guidance for Adjusted EBITDA to CAFD   (in millions of U.S. dollars)  Guidance1     2023E  Adjusted EBITDA  790 – 850  Atlantica’s pro-rata share of EBITDA from unconsolidated affiliates  (40) – (50)  Dividends from equity method investments  50 – 60  Non-monetary items2  40 – 90  Net interest and income tax paid  (330) – (350)  Maintenance Capex  (30) – (50)  Dividends paid to non controlling interests  (10) – (20)  Principal amortization of indebtedness  (290) – (310)  Changes in other assets and liabilities and change in available cash at project level  0 – 80  Cash Available For Distribution  235 – 260  The forward-looking measures of 2023 Adjusted EBITDA and CAFD are non-GAAP measures that cannot be reconciled to the most directly comparable GAAP financial measure without unreasonable effort primarily because of the uncertainties involved in estimating forward looking income tax expense, mark-to-market changes in derivatives, profit attributable to non-controlling interest and Share of loss/(profit) of entities carried under the equity method to arrive at net income and which are subtracted therefrom to arrive to CAFD.  Non-monetary items include (1) a positive non-cash adjustment for approximately $60.2 million corresponding to the difference between billings and revenue in assets accounted for as concessional financial assets, primarily related to ACT, (2) a positive non-cash adjustment of up to $65.5 million related to electricity market prices in Spain and (3) a negative non-cash adjustment of approximately $58.4 million related to income from cash grants in the U.S.

FY 2022 Earnings Presentation

Atlantica
Sustainable Infrastructure

AT A GLANCE

Sizeable and Diversified Asset Portfolio

As of March 1, 2023

	ASSET	TYPE	STAKE	LOCATION	GROSS CAPACITY	OFFTAKER	RATING[1]	YEARS IN CONTRACT LEFT[6]	CURRENCY
RENEWABLE ENERGY	Solana		100%	USA (Arizona)	280 MW	APS	BBB+/A3/BBB+	21	USD
	Mojave		100%	USA (California)	280 MW	PG&E	BB-/-/BB	17	USD
	Coso		100%	USA (California)	135 MW	SCPPA & two CCAs[4]	Investment grade[4]	16	USD
	Elkhorn Valley[7]		49%	USA (Oregon)	101 MW	Idaho Power Company	BBB/Baa1/--	5	USD
	Prairie Star[7]		49%	USA (Minnesota)	101 MW	Great River Energy	--/A3/A-	5	USD
	Twin Groves II[7]		49%	USA (Illinois)	198 MW	Exelon Generation Co.	BBB/Baa2/--	3	USD
	Lone Star II[7]		49%	USA (Texas)	196 MW	n/a	n/a	n/a	USD
	Chile PV 1		35%	Chile	55 MW	n/a	n/a	n/a	USD[3]
	Chile PV 2		35%	Chile	40 MW	n/a	Not rated	8	USD[3]
	Chile PV 3		35%	Chile	73 MW	n/a	n/a	n/a	USD[3]
	La Sierpe		100%	Colombia	20 MW	Coenersa[5]	Not rated	13	COP
	La Tolua		100%	Colombia	20 MW	Coenersa[5]	Not rated	10	COP
	Tierra Linda		100%	Colombia	10 MW	Coenersa[5]	Not rated	10	COP
	Albisu		100%	Uruguay	10 MW	Montevideo Refrescos	Not rated	15	UYU
	Palmatir		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB-[2]	11	USD
	Cadonal		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB-[2]	12	USD
	Melowind		100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB-[2]	13	USD
	Mini-Hydro		100%	Peru	4 MW	Peru	BBB/Baa1/BBB	10	USD[3]

(1) Reflects the counterparties' issuer credit ratings issued by S&P, Moody's and Fitch, respectively, as of February 17, 2023.
(2) It refers to the credit rating of Uruguay, as UTE is unrated.
(3) USD denominated but payable in local currency.
(4) Refers to the credit rating of two Community Choice Aggregators: Silicon Valley Clean Energy and Monterrey Bar Community Power, both with A rating from S&P; Southern California Public Power Authority, the third off-taker, is not rated.
(5) Largest electricity wholesaler in Colombia.
(6) As of December 31, 2022.
(7) Part of Vento II portfolio.

34

FY 2022 Earnings Presentation

Atlantica
Sustainable Infrastructure

AT A GLANCE

Sizeable and Diversified Asset Portfolio

As of March 1, 2023

	ASSET	TYPE	STAKE	LOCATION	GROSS CAPACITY	OFFTAKER	RATING[1]	YEARS IN CONTRACT LEFT[6]	CURRENCY
RENEWABLE ENERGY	Solaben 2/3		70%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	15/15	EUR[4]
	Solacor 1/2		87%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	14/14	EUR[4]
	PS 10/20		100%	Spain	31 MW	Kingdom of Spain	A/Baa1/A-	9/11	EUR[4]
	Helioenergy 1/2		100%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	14/14	EUR[4]
	Helios 1/2		100%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	14/15	EUR[4]
	Solnova 1/3/4		100%	Spain	3x50 MW	Kingdom of Spain	A/Baa1/A-	12/12/13	EUR[4]
	Solaben 1/6		100%	Spain	2x50 MW	Kingdom of Spain	A/Baa1/A-	16/16	EUR[4]
	Seville PV		80%	Spain	1 MW	Kingdom of Spain	A/Baa1/A-	13	EUR[4]
	Italy PV 1		100%	Italy	1.6 MW	Italy	BBB/Baa3/BBB	8	EUR[4]
	Italy PV 2		100%	Italy	2.1 MW	Italy	BBB/Baa3/BBB	8	EUR[4]
	Italy PV 3		100%	Italy	2.5 MW	Italy	BBB/Baa3/BBB	9	EUR[4]
	Italy PV 4		100%	Italy	3.6 MW	Italy	BBB/Baa3/BBB	9	EUR[4]
	Kaxu		51%	South Africa	100 MW	Eskom	BB-/Ba2/BB-[2]	12	ZAR
EFFICIENT NAT. GAS & HEAT	Calgary		100%	Canada	55 MWt	22 High quality clients[3]	~41% A+ or higher[3]	18	CAD
	ACT		100%	Mexico	300 MW	Pemex	BBB/B1/BB-	10	USD[5]
	Monterrey		30%	Mexico	142 MW	Industrial Customers	Not rated	23	USD[5]
TRANSMISSION LINES	ATN		100%	Peru	379 miles	Peru	BBB/Baa1/BBB	18	USD[5]
	ATS		100%	Peru	569 miles	Peru	BBB/Baa1/BBB	21	USD[5]
	ATN 2		100%	Peru	81 miles	Minera Las Bambas	Not rated	10	USD[5]
	Quadra 1/2		100%	Chile	49 miles / 32 miles	Sierra Gorda	Not rated	12/12	USD[5]
	Palmucho		100%	Chile	6 miles	Enel Generacion Chile	BBB/-/BBB+	15	USD[5]
	Chile TL 3		100%	Chile	50 miles	CNE	A/A2/A-	n/a	USD[5]
	Chile TL 4		100%	Chile	63 miles	Several Mini-hydro plants	Not rated	49	USD
WATER	Skikda		34%	Algeria	3.5 Mft^3/day	Sonatrach & ADE	Not rated	11	USD[5]
	Honaine		26%	Algeria	7 Mft^3/day	Sonatrach & ADE	Not rated	15	USD[5]
	Tenes		51%	Algeria	7 Mft^3/day	Sonatrach & ADE	Not rated	17	USD[5]

(1) Reflects the counterparties' issuer credit ratings issued by S&P, Moody's and Fitch, respectively, as of February 17, 2023.
(2) It refers to the credit rating of the Republic of South Africa.
(3) Diversified mix of 22 high credit quality clients (~41% A+ rating or higher, the rest unrated).
(4) Gross cash in euros dollarized through currency hedges.
(5) USD denominated but payable in local currency.
(6) As of December 31, 2022.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atlantica Sustainable Infrastructure plc

Date: March 1, 2023	By:	/s/ Santiago Seage
		Name:	Santiago Seage
		Title:	Chief Executive Officer